

| OMB APPROVAL | |
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SECUR........ ....... .......MMISSION

Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED MAR - 3 2003 WASH. D.C. 181

SEC MAIL PROCESSING SECTION

SEC FILE NUMBER
8- 53608

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____April 1, 2002_____ AND ENDING_____December 31, 2002_____

 MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centerprise Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 West Madison

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

| Chicago | IL | 60606 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent E. Hippert                                             312-399-8514

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP

(Name – *if individual, state last, first, middle name*)

| 115 S. 84th Street, Suite 400 | Milwaukee | WI | 53214 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, __Brent E. Hippert_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Centerprise Capital, LLC_____ , as

of _____December 31,_____ , 20 _02___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

SCOTT H. BRANSCOME
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires September 1, 2006

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CENTERPRISE CAPITAL, LLC
(A Wholly-Owned Subsidiary of
Centerprise Advisors, Inc.)

Chicago, Illinois.

FINANCIAL STATEMENTS

Including Independent Auditors' Report

From April 1, 2002 to December 31, 2002 (initial period of operations)

# CENTERPRISE CAPITAL, LLC
(A Wholly-Owned Subsidiary of Centerprise Advisors, Inc.)

## TABLE OF CONTENTS



**VirchowKrause**
**&company**

Managing Member
Centerprise Capital, LLC
Chicago, Illinois

We have audited the accompanying balance sheet of Centerprise Capital, LLC (a wholly-owned subsidiary of Centerprise Advisors, Inc.) as of December 31, 2002 and the related statements of income, member's equity and cash flows for the period from April 1, 2002 to December 31, 2002 (initial period of operations). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centerprise Capital, LLC as of December 31, 2002 and the results of its operations, changes in its member's equity and its cash flows for the period from April 1, 2002 to December 31, 2002 (initial period of operations) in conformity with accounting principles generally accepted in the United States of America.

*Virchow, Krause & Company, LLP*

Milwaukee, Wisconsin
February 11, 2003

**Virchow, Krause & Company, LLP**
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

# CENTERPRISE CAPITAL, LLC
(A Wholly-Owned Subsidiary of Centerprise Advisors, Inc.)

BALANCE SHEET
December 31, 2002

## ASSETS

**CURRENT ASSETS**

| | |
|---|---|
| Cash and cash equivalents | $ 237,266 |
| Commissions receivable | 18,105 |
| Total Current Assets | 255,371 |

| | |
|---|---|
| **TOTAL ASSETS** | **$ 255,371** |

## LIABILITIES AND MEMBER'S EQUITY

**CURRENT LIABILITIES**

| | |
|---|---|
| Commissions payable | $ 58,031 |
| Due to related party | 147,494 |
| Total Current Liabilities | 205,525 |

**MEMBER'S EQUITY**

| | |
|---|---|
| Equity | 49,846 |
| Total Member's Equity | 49,846 |

| | |
|---|---|
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | **$ 255,371** |

See accompanying notes to financial statements.

# CENTERPRISE CAPITAL, LLC
(A Wholly-Owned Subsidiary of Centerprise Advisors, Inc.)

STATEMENT OF INCOME AND MEMBER'S EQUITY
Period from April 1, 2002 to December 31, 2002(initial period of operations)

| | |
|---|---:|
| **COMMISSION REVENUE** | $ 270,311 |
| **OPERATING EXPENSES** | |
| Administrative expense | 138,605 |
| Commission expense | 62,002 |
| Legal and professional fees | 23,889 |
| Regulatory fees | 5,969 |
| Total operating expenses | 230,465 |
| **NET INCOME** | 39,846 |
| MEMBER'S EQUITY - December 31, 2001 | 10,000 |
| **MEMBER'S EQUITY - DECEMBER 31, 2002** | $ 49,846 |

See accompanying notes to financial statements.

# CENTERPRISE CAPITAL, LLC
(A Wholly-Owned Subsidiary of Centerprise Advisors, Inc.)

STATEMENT OF CASH FLOWS
Period from April 1, 2002 to December 31, 2002 (initial period of operations)

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | |
|---|---:|
| Net income | $ 39,846 |
| Adjustments to reconcile net income to net cash flows from operating activities | |
| Changes in operating assets and liabilities | |
| Accounts receivable | (18,105) |
| Commissions payable | 58,031 |
| Due to related party | 147,494 |
| Net Cash Flows from Operating Activities | 227,266 |

**CASH FLOWS FROM INVESTING ACTIVITIES**

| | |
|---|---:|
| **Net Change in Cash and Cash Equivalents** | 227,266 |
| CASH AND CASH EQUIVALENTS - December 31, 2001 | 10,000 |
| **CASH AND CASH EQUIVALENTS - DECEMBER 31, 2002** | $ 237,266 |

See accompanying notes to financial statements.

**CENTERPRISE CAPITAL, LLC**
(A Wholly-Owned Subsidiary of Centerprise Advisors, Inc.)

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

## NOTE 1 - Summary of Significant Accounting Policies

*Nature of Operations*

Centerprise Capital, LLC is a Delaware corporation formed on December 22, 2000 for the purpose of conducting business as a broker-dealer in securities. The Company is a wholly-owned subsidiary of Centerprise Advisors, Inc. The Company began operations on April 1, 2002.

*Cash and Cash Equivalents*

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

*Cash Balance*

The company maintains its cash balances primarily in area banks. Cash balances are insured up to $100,000 per bank by the FDIC. The company has cash balances on deposit with a bank at December 31, 2002 that exceeded the FDIC insured amounts by $137,266.

*Reserves and Custody of Securities*

The Company is an override broker/dealer under an agreement with Terra Securities. Terra pays commission income generated by the employees of Centerprise Capital, LLC or its affiliates. The Company does not carry any customer accounts.

*Commission Revenue*

The Company recognizes revenue at the time commissions are received. Transactions involving registered traded securities are processed through a clearing broker-dealer and commissions are recorded on a trade date basis.

*Income Taxes*

The taxable income of the Company is included in the consolidated income tax return of its parent company. The parent assumes responsibility for all income taxes; therefore, no provision for income taxes is included.

*Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**CENTERPRISE CAPITAL, LLC**
(A Wholly-Owned Subsidiary of Centerprise Advisors, Inc.)

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

## NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $31,741 and net capital requirement of $25,691. The Company's net capital ratio as of December 31, 2002 was 6.5 to 1.

## NOTE 3 - Related Party Transactions

The Company is wholly owned by Centerprise Advisors, Inc. The parent assumes responsibility for all income tax liabilities.

During the period ended December 31, 2002, pursuant to an agreement between the Company and Centerprise Advisors, Inc., the Company recorded a processing fee of $138,605 to Centerprise Advisors, Inc., which amount was payable to Centerprise Advisors at December 31, 2002.

SUPPLEMENTAL INFORMATION



**VirchowKrause**
**&company**

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL FINANCIAL INFORMATION

Managing Member
Centerprise Capital, LLC
Chicago, Illinois

We have audited the accompanying financial statements of Centerprise Capital, LLC (a wholly-owned subsidiary of Centerprise Advisors, Inc.) as of December 31, 2002 and for the period from April 1, 2002 to December 31, 2002 (initial period of operations) and have issued our report thereon dated February 11, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental financial information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Milwaukee, Wisconsin
February 11, 2003

**Virchow, Krause & Company, LLP**
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

# CENTERPRISE CAPITAL, LLC
(A Wholly-Owned Subsidiary of Centerprise Advisors, Inc.)

SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
December 31, 2002

**AGGREGATE INDEBTEDNESS**

| | |
|---|---:|
| Due to related party | 147,494 |
| Commissions payable | 58,031 |
| Total Aggregate Indebtedness | $ 205,525 |
| Minimum required net capital | $ 25,691 |

**NET CAPITAL**

| | |
|---|---:|
| Member's equity | $ 49,846 |
| Deductions: | |
| Non-allowable commissions receivable | (18,105) |
| Net Capital | 31,741 |
| Net capital requirement (Minimum) | 25,691 |
| Capital in excess of minimum requirement | $ 6,050 |
| Ratio of aggregate indebtedness to net capital | 6.5 to 1 |

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.



**VirchowKrause**
**&company**

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING
CONTROL REQUIRED BY SEC RULE 17a-5

Managing Member
Centerprise Capital, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements and supplemental schedule of Centerprise Capital, LLC (the Company), for the period from April 1, 2002 to December 31, 2002 (initial period of operations), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

**Virchow, Krause & Company, LLP**
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

Managing Member
Centerprise Capital, LLC
Page 2


Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Milwaukee, Wisconsin
February 11, 2003

*Virchow, Krause Company LLP*